FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

EXHIBIT INDEX

99.1	Press Release dated June 10, 2009

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic licenses top Internet casino games to Sportingbet.com

At least ten online slot games to be featured on one of the world’s most popular online gaming sites

June 11, 2009 (Dublin, IRELAND) – CryptoLogic Limited, a world leader in Internet casino and branded gaming software, has signed a multi-year agreement to provide at least 10 of its most popular online slot games to Sportingbet.com, one of the world’s largest online gaming companies. Sportingbet.com is a top online provider of sports betting, casino games and poker, doing business in 22 languages in 30 markets across Europe, Australia, Canada and South America.

The first set of games, both branded and non-branded, are scheduled to go live on Sportingbet.com in the latter part of 2009, with a complete roll-out of the full 10-game suite by the end of the year. The games will be made available through Gaming Technology Solutions plc (GTS), which provides the platform for many of the world’s largest Internet gaming sites.

“CryptoLogic’s steady stream of signings of the world’s largest online gaming brands is part of the continued execution of the business strategy we announced late last year,” said Brian Hadfield, CryptoLogic’s President and CEO. “With Sportingbet.com on our customer list alongside PartyGaming, 888.com and Betfair, CryptoLogic is very proud to have the confidence of the “big four” international operators. This will mean a superior experience for players, enhanced revenue for our customers and profitability for CryptoLogic shareholders.”

Sportingbet.com offers a wide range of products, including an award-winning sportsbook product and casino, poker and virtual games. Sportingbet.com’s aim is to provide high-quality gambling and gaming services in an environment that is convenient, entertaining, fair, regulated and secure.

“CryptoLogic is renowned for developing online slot games with the end user experience in mind,” said Andrew McIver, Group Chief Executive of Sportingbet.com. “This matches perfectly with Sportingbet.com’s commitment to providing its customers with the most exciting and innovative online gaming experience. We look forward to seeing the CryptoLogic games on our site this year -- and in the exciting years to come.”

Boasting more than 280 games, CryptoLogic has one of the most comprehensive casino suites on the Internet today, with games featuring some of the world’s most famous action and entertainment characters. CryptoLogic has earned rave reviews from industry peers and players alike, and in 2009 earned Gambling Online Magazine’s Top Casino Software award for the fourth consecutive year. Based on the votes of players around the world, it is widely considered the industry’s top honour.

“Sportingbet.com has the characteristics we look for in a business partner: integrity, a commitment to responsible gaming and a pledge to constantly improve the player experience,” added Justin Thouin, CryptoLogic’s Vice President.

MARINE HOUSE, CLANWILLIAM PLACE, DUBLIN 2, IRELAND

TEL (353)1234.0400

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About Sportingbet.com

For more information visit www.sportingbet.com and www.sportingbetplc.com

• Founded in 1998

• Parent is Sportingbet Plc, listed on AIM of London Stock Exchange

• Global online provider of sportsbook, casino and poker doing business in 30 markets

• Takes bets in 22 languages

• More than half a million people bet with Sportingbet.com worldwide

• Accepts 64 million different bets every year

• There are 500,000 different ways to bet on football with Sportingbet.com each week

• Football is 65% of Sportingbet.com’s sports betting business

• Sportingbet is the number one independent bookmaker in several countries including Australia, Turkey, Spain, Greece, Bulgaria, Czech Republic and Poland.

• Sportingbet.com specializes in ‘In:play’ betting, which allows customers to bet on live sports action while events are underway.

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Kyla Thoms, ext 237 kthoms@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.